UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

For the month of February, 2020

Commission File Number 1-15106

PETRÓLEO BRASILEIRO S.A. - PETROBRAS

(Exact name of registrant as specified in its charter)

Brazilian Petroleum Corporation - PETROBRAS

(Translation of Registrant's name into English)

Avenida República do Chile, 65
20031-912 - Rio de Janeiro, RJ
Federative Republic of Brazil

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No___X____

Petrobras releases teaser for sale of fertilizer plant

Rio de Janeiro, February 07, 2020 - Petróleo Brasileiro S.A. - Petrobras reports that it has started the opportunity disclosure stage (teaser), regarding the sale of all its equity stake in its Nitrogen Fertilizer Unit III (UFN-III).

The teasers, which contain key information about the asset, as well as the eligibility criteria for selection of potential participants, are available on the Petrobras website: https://www.investidorpetrobras.com.br/en/results-and-notices/teasers

The main subsequent stages of each project will be reported to the market in due course.

This disclosure complies with Petrobras' divestment guidelines and the special regime of asset divestment by federal mixed capital companies, provided for in Decree 9,188/2017.

These transactions are in line with the portfolio optimization and the improvement of Petrobras’ capital allocation, aiming at maximizing value for its shareholders.

About UFN-III

UFN-III is a nitrogen fertilizer industrial unit located in Três Lagoas, in the state of Mato Grosso do Sul. The construction of UFN-III began in September 2011, but was interrupted in December 2014, with a physical advance of about 81%. After completion, the unit will have a projected urea and ammonia production capacity of 3,600 t/day and 2,200 t/day, respectively. The completion of UFN-III will be the responsibility of the potential buyer.

This material is being provided pursuant to Brazilian regulatory requirements, does not constitute an offering, under the U.S. securities laws, and is not a solicitation, invitation or offer to buy or sell any securities. The information on our website is not and shall not be deemed part of this report on Form 6-K.

www.petrobras.com.br/ir

For more information:

PETRÓLEO BRASILEIRO S.A. – PETROBRAS | Investors Relations

email: petroinvest@petrobras.com.br/acionistas@petrobras.com.br

Av. República do Chile, 65 – 1803 – 20031-912 – Rio de Janeiro, RJ.

Tel.: 55 (21) 3224-1510/9947 | 0800-282-1540

This document may contain forecasts within the meaning of Section 27A of the Securities Act of 1933, as amended (Securities Act), and Section 21E of the Securities Trading Act of 1934, as amended (Trading Act) that reflect the expectations of the Company’s officers. The terms: “anticipates”, “believes”, “expects”, “predicts”, “intends”, “plans”, “projects”, “aims”, “should,” and similar terms, aim to identify such forecasts, which evidently involve risks or uncertainties, predicted or not by the Company. Therefore, future results of the Company’s operations may differ from current expectations, and the reader should not rely solely on the information included herein.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: February 10, 2020.

PETRÓLEO BRASILEIRO S.A—PETROBRAS

By: /s/ Andrea Marques de Almeida

______________________________

Andrea Marques de Almeida

Chief Financial Officer and Investor Relations Officer